Onconova Therapeutics, Inc.

375 Pheasant Run

Newtown, PA 18954

May 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Fischer
Celeste M. Murphy

Re:	Onconova Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 24, 2020
File No. 333-237844

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on May 18, 2020, or as soon as practicable thereafter.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ MARK GUERIN
	Name:	Mark Guerin
	Title:	Chief Financial Officer